Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

DATED AS OF AUGUST 23, 2007

AMONG

PENN VIRGINIA OPERATING CO., LLC,

AS PURCHASER

AND

MEADWESTVACO CORPORATION,

AS SELLER

Table of Contents

		Page
ARTICLE I SALE AND PURCHASE

Section 1.1	Transfer of Purchased Assets.	1
Section 1.2	Permitted Exceptions.	2
Section 1.3	Assumed Liabilities.	3
Section 1.4	Retained Liabilities.	3

ARTICLE II
PURCHASE PRICE; PAYMENT

Section 2.1	Purchase Price.	3
Section 2.2	Allocation of Purchase Price.	4
Section 2.3	Apportionments.	4
Section 2.4	Payment of Purchase Price.	5

ARTICLE III
CLOSING

Section 3.1	Closing.	5
Section 3.2	Closing Deliveries.	5
Section 3.3	Possession.	7
Section 3.4	Costs and Expenses.	7

ARTICLE IV
PURCHASER’S ACKNOWLEDGMENTS

Section 4.1	Purchaser’s Acknowledgements.	7

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1	Organization.	8
Section 5.2	Qualification.	8
Section 5.3	Authority.	9
Section 5.4	No Conflict.	9
Section 5.5	Consents and Approvals.	9
Section 5.6	Litigation.	10
Section 5.7	Taxes.	10
Section 5.8	Contracts.	10
Section 5.9	Insurance.	11
Section 5.10	Books and Records.	11

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF SELLER RELATED TO SELLER LAND

Section 6.1	Title to the Seller Land.	11

i

SCHEDULES AND EXHIBITS

Schedule A	GIS Maps

Exhibit A	Seller Land

Exhibit B	Purchased Contracts

Exhibit C	Real Property Leases

Exhibit D	Personal Property

Exhibit E	Form of Instrument of Assignment and Assumption

Exhibit F	Form of Deed

Exhibit G	Phase I Report

Exhibit H	Limitations

Exhibit I	Seller’s Knowledge List

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), entered into this 23rd day of August, 2007, by and between MEADWESTVACO CORPORATION, a Delaware corporation having an address of 11013 West Broad Street, Glen Allen, Virginia 23060 (“Seller”), and PENN VIRGINIA OPERATING CO., LLC, a Delaware limited liability company having an address of 2550 East Stone Drive, Suite 200, Kingsport, Tennessee 37660 or its designee (hereinafter referred to as “Purchaser” and, collectively with Seller, the “Parties”) and PENN VIRGINIA RESOURCE PARTNERS, L.P. which shall execute the Joinder attached to this Agreement (“PVR”). Unless otherwise defined herein, capitalized terms shall have the meanings set forth in Article XV “Definitions.”

RECITALS

WHEREAS, Seller is the owner of certain real property which it wishes to sell, assign, transfer or convey, together with certain other assets and rights under certain continuing leases, contracts and other agreements, to Purchaser and Purchaser wishes to acquire and accept such assets and rights, in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1 Transfer of Purchased Assets.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall assign, transfer and convey to Purchaser all the rights, title and interests of Seller in and to the following assets free and clear of any Liens other than Permitted Exceptions (collectively, the “Purchased Assets”):

(a) Real Property. The fee land and surface estates which are described in Exhibit A and which are within the boundaries depicted on the map attached as Schedule A, together with (i) all buildings, structures, improvements and fixtures located thereon, (ii) all timber growing or standing thereon, (iii) all actually owned coal and other minerals existing thereon (including coal bed methane) (“Conveyed Minerals”) and (iv) all other privileges, appurtenances, easements, licenses, assignments, rights of way and other rights benefiting or relating to access thereto (collectively, the “Seller Land”), subject to the Permitted Exceptions.

(b) Purchased Contracts. All contracts and other agreements other than the Real Property Leases that relate to all or any portion of the Seller Land or the forest operations conducted thereon, which contracts and agreements are described in Exhibit B (collectively, the “Purchased Contracts”);

(c) Real Property Leases. All leases that relate to all or any portion of the Seller Land under which Seller is a lessor, which leases are described in Exhibit C, including any leases under which Seller has granted rights to a third party with respect to the Conveyed Minerals or other recreational rights with respect to the Seller Land, and all leases under which Seller is a lessee of facilities related to the forest operations on the Seller Land which leases are described in Exhibit C (collectively, the “Real Property Leases”); and

(d) Personal Property. The personal property listed in Exhibit D attached hereto and hereby made a part hereof.

Section 1.2 Permitted Exceptions.

The Purchased Assets shall be transferred, assigned and conveyed to Purchaser subject to the following matters (collectively, the “Permitted Exceptions”):

(a) Restrictions on the ability of Purchaser to build upon or use the Purchased Assets imposed by Law;

(b) To the extent any Seller Land is bounded or traversed by a river, stream, branch or lake:

(i) All rights of flowage of record including the rights of upper and lower riparian owners and the rights of others to navigate such river or stream to the extent it is navigable;

(ii) The right, if any, of neighboring riparian owners and the public or others to use any public waters or the rights, if any, of the public to use the beaches or shores for recreational purposes;

(iii) Any claim of lack of title to the Seller Land formerly or presently comprising the shores or bottom of navigable waters or as a result of the change in the boundary due to accretion or avulsion; and

(iv) Any portion of the Seller Land which is sovereignty lands and other lands which may lie beneath the ordinary high water mark of navigable rivers as established as of the date the state in which such land is located was admitted to the Union of the United States.

(c) To the extent any portion of the Seller Land is bounded or traversed by a public road, the rights of others in and to any portion of the Seller Land that lies within said road;

(d) Railroad tracks and related facilities, if any, and related railroad easements or railroad rights of way, if any, traversing the Seller Land and the rights of railroad companies to any tracks, siding, ties and rails associated therewith;

(e) Liens for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings;

(f) Rights, if any, relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under, above or across the Seller Land;

(g) Rights of others under any of the Purchased Contracts or Real Property Leases;

(h) Any cemeteries or burial grounds;

(i) Any Title Defect with respect to which Purchaser failed to provide notice prior to expiration of the Title Review Period; and

(j) Any easements, discrepancies, strips and gores or conflicts in boundary lines, shortages in area, covenants, use restrictions, encroachments or any other facts which a current and accurate survey of the Seller Land would disclose, which are not described in items (a) through (i) above, and which, individually or in the aggregate, would not have a Material Adverse Effect.

Section 1.3 Assumed Liabilities.

Simultaneously with Seller’s assignment, transfer and conveyance of the Purchased Assets to Purchaser, Purchaser will undertake, assume and agree to perform, pay, become liable for and discharge when due, and hold Seller and its directors, officers, employees, Affiliates, controlling persons, agents and representatives, and their respective successors and assigns harmless from, any and all liabilities and obligations which arise in the ordinary course of business at any time from and after the Closing and which result from or are related exclusively to the Purchased Assets (collectively, the “Assumed Liabilities”). Such assignment and assumption shall be effectuated by Seller and Purchaser executing and delivering an agreement substantially in the form of Exhibit E (“Instrument of Assignment and Assumption”).

Section 1.4 Retained Liabilities.

Seller has not and shall not contribute or otherwise transfer to Purchaser, whether voluntarily by operation of law or otherwise, and shall remain liable for, any debts, liabilities or obligations of any kind whatsoever other than the Assumed Liabilities, except for Liens for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings, as provided in Section 1.2(e).

ARTICLE II

PURCHASE PRICE; PAYMENT

Section 2.1 Purchase Price.

The aggregate purchase price payable by Purchaser to Seller in consideration for the Purchased Assets shall be Ninety-Three Million One Hundred Thousand and no/100ths Dollars ($93,100,000), subject to adjustment as described in Section 2.3 (the “Purchase Price”).

Section 2.2 Allocation of Purchase Price.

The Purchase Price (together with any Assumed Liabilities that are considered liabilities for Income Tax purposes) shall be allocated among the Purchased Assets as of the Closing Date in accordance with a schedule prepared by Seller, subject to the consent of Purchaser which shall not be unreasonably withheld, conditioned or delayed, using the allocation method provided by Section 1060 of the Code and the regulations thereunder. The Parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 of the Code and the regulations thereunder. Purchaser and Seller agree that they will not take nor will they permit any Affiliate to take, for Income Tax purposes, any position inconsistent with such allocation; provided, however, that (i) Purchaser’s cost may differ from the total amount allocated hereunder to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the total amount so allocated, and (ii) the amount realized by Seller may differ from the amount allocated to reflect transaction costs that reduce the amount realized for federal Income Tax purposes.

Section 2.3 Apportionments.

Except as provided in Section 3.4, Purchaser will bear all expenses which are incurred in respect of the Purchased Assets after the Closing Date and Purchaser will receive all proceeds in respect of the Purchased Assets attributable to the period after the Closing Date, and Seller will bear all expenses which are incurred in respect of the Purchased Assets before the Closing Date and Seller will receive all proceeds collectible in respect of the Purchased Assets attributable to the period prior to the Closing Date (regardless of whether such proceeds are received or whether such expenses are paid prior to or after the Closing Date), provided that (a) for timber that is delivered after Closing, all revenue shall go to Purchaser, and Purchaser shall be responsible for reporting and paying severance taxes with respect to such timber, and (b) real and personal property Taxes, ad valorem Taxes and other non-Income Taxes and assessments imposed on a periodic basis, in each case with respect to the Tax period in which the Closing Date occurs, will be apportioned on a per diem basis on and as of the Closing Date (the “Apportionments”). If the Closing Date occurs before the applicable Tax is assessed for the applicable Tax period, then real and personal property Taxes, ad valorem Taxes and other non-Income Taxes and assessments imposed on a periodic basis shall be apportioned on the basis of the Tax assessed for the immediately preceding Tax period. Assessments imposed on a non-periodic basis in respect of the Purchased Assets prior to Closing shall be borne by Seller. Assessments imposed on a non-periodic basis in respect of the Purchased Assets after Closing shall be borne by Purchaser. Seller and Purchaser shall determine the Apportionments and amounts pre-paid for timber to be delivered after Closing as of the Closing Date and the Purchase Price shall be increased or reduced, as applicable, by the aggregate amount of such Apportionments and pre-paid timber volumes. Seller and Purchaser agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all apportionment calculations made pursuant to this Section 2.3. Purchaser agrees that it shall be solely responsible for all real and personal property Taxes, ad valorem Taxes, and other non-Income Taxes and assessments due and payable in respect of the Purchased Assets for Tax periods, the first day of which is after the Tax period in which the Closing occurs. If Purchaser and Seller cannot agree as to Apportionments, the dispute will be resolved pursuant to Section 8.5.

Section 2.4 Payment of Purchase Price.

At the Closing, the Purchase Price, as adjusted herein, shall be payable by Purchaser to Seller or to those parties designated in writing by Seller, in the form of cash by wire transfer of immediately available funds to the bank account or accounts designated by Seller.

ARTICLE III

CLOSING

Section 3.1 Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place, subject to the satisfaction, or waiver by the Party or Parties entitled to the benefit thereof, of the conditions set forth in Article XI, at such place mutually agreed upon by the Parties, at 9:00 a.m., New York City time, on or as of September 14, 2007 (the “Closing Date”). Except as specifically provided herein, time is of the essence for this Agreement for all purposes.

Section 3.2 Closing Deliveries.

(a) Closing Deliveries by the Seller. The Seller shall deliver the following items to the Purchaser at the Closing:

(i) a certificate from a duly authorized officer of Seller attesting to the matters set forth in Sections 11.2(b) and 11.2(c);

(ii) duly executed counterparts of the Instrument of Assignment and Assumption;

(iii) one special warranty deed per county (or its local equivalent) warranting only against parties claiming by, through or under the Seller in recordable form and subject only to (a) the Permitted Exceptions and (b) the acknowledgment by Purchaser that such deeds apply only to the Conveyed Minerals actually owned by Seller as of the Closing Date, and such other Conveyance Instruments as are reasonably necessary immediately prior to Closing to vest in Purchaser title to the Seller Land being conveyed to it, which deeds shall be substantially in the form of Exhibit F (the “Deeds”); provided that the Parties acknowledge that the description of the Conveyed Minerals may be incomplete and the Parties agree that if at any time a Conveyed Mineral is discovered which was owned by Seller on the Closing Date but not specifically identified in the Deed, Seller shall promptly undertake to amend such Deed to specifically identify such Conveyed Mineral;

(iv) an affidavit stating the taxpayer identification number of Seller and that Seller is not a “foreign person” for purposes of Section 1445 of the Code and the regulations thereunder;

(v) a duly executed certificate from the Assistant Secretary of the Seller certifying that (i) attached is a correct and complete copy of resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this

Agreement and the other documents and further instruments executed in connection herewith by Seller, (ii) such resolutions have not been modified or amended in any respect and remain in full force and effect as of the date hereof, (iii) the persons who executed this Agreement and the other documents and further instruments executed in connection herewith were duly elected, qualified and acting officers of the Seller at the respective dates of such signings, (iv) such officers had the authority to execute such agreements and (v) the signature of such officer is his or her genuine signature or true facsimile;

(vi) a duly executed release of each financial institution holding any Lien on the Purchased Assets created by, through or under Seller or its Affiliates; and

(vii) such further assignments, certificates of title and other Conveyance Instruments and documents, all in form reasonably satisfactory to Purchaser, as are necessary to convey fully and effectively to Purchaser the Purchased Assets in accordance with the terms hereof.

(b) Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause the following items to be delivered to Seller:

(i) the cash wire transfer in respect of the Purchase Price;

(ii) certificates of a duly authorized officer of the Purchaser and PVR attesting to the matters set forth in Sections 11.3(b) and 11.3(c);

(iii) duly executed counterparts of the Instrument of Assignment and Assumption;

(iv) a duly executed certificate from the Assistant Secretary of PVR’s general partner certifying that (i) attached is a correct and complete copy of resolutions adopted by the board of directors of the general partner of PVR authorizing the execution, delivery and performance of this Agreement and the other documents and further instruments executed in connection herewith by the Purchaser and PVR, (ii) such resolutions have not been modified or amended in any respect and remain in full force and effect as of the date hereof, (iii) the persons who executed this Agreement and the other documents and further instruments executed in connection herewith were duly elected, qualified and acting officers of Purchaser or PVR’s general partner, as appropriate, at the respective dates of such signings, (iv) such officers had the authority to execute such agreements and (v) the signature of such officer is his or her genuine signature or true facsimile;

(v) such further assignments and other Conveyance Instruments and documents as are necessary to convey fully and effectively to Purchaser the Purchased Assets and to assume the Assumed Liabilities in accordance with the terms hereof.

(c) Other Closing Deliveries. The Parties shall each execute and deliver such other and further certificates, assurances and documents as may reasonably be required by the other Party in connection with the consummation of the transactions contemplated by this Agreement.

Section 3.3 Possession.

Possession of the Purchased Assets shall be delivered to Purchaser at the Closing, subject to the Permitted Exceptions.

Section 3.4 Costs and Expenses.

Each Party shall be responsible for its own attorneys’ fees and expenses. Seller shall prepare the Deeds at Seller’s expense. The Parties shall equally split all other costs associated with filing any documents, including the Deeds. The Purchaser shall be responsible for any recapture, reassessment, roll-back Taxes or changes in Tax assessments in respect of the Purchased Assets that may become due and payable after the Closing caused by any action or inaction of Purchaser with respect to the removal of the Purchased Assets from their present classifications, or changes in use after the Closing. Sales, use, excise, documentary, stamp duty, registration, transfer, conveyance, economic interest transfer and other similar Taxes related to the conveyance of the Purchased Assets from the Seller to the Purchaser arising in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), shall be paid fifty percent by the Seller and fifty percent by the Purchaser, and the Seller shall timely prepare and file Tax Returns in respect of such Transfer Taxes with the applicable Tax Authority. The Parties agree to cooperate to minimize the amount of Transfer Taxes, if any. Seller and Purchaser shall each pay fifty percent of any filing fees incurred with respect to all filings made under the HSR Act (to the extent such filing is necessary).

ARTICLE IV

PURCHASER’S ACKNOWLEDGMENTS

Section 4.1 Purchaser’s Acknowledgements.

(a) Purchaser acknowledges that (i) the Seller has not obtained mineral title searches and will not provide a title commitment for the Conveyed Minerals; and (ii) it will be the Purchaser’s responsibility, at the Purchaser’s cost, if the Purchaser desires, to confirm the exact Conveyed Mineral interest and title being conveyed.

(b) PURCHASER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLES V AND VI, IN THE CERTIFICATES DELIVERED BY SELLER AT THE CLOSING PURSUANT TO SECTIONS 3.2(a)(i) AND 3.2(a)(v) AND IN THE DEEDS DELIVERED BY SELLER PURSUANT TO SECTION 3.2(a)(iii): (i) NO REPRESENTATIONS, WARRANTIES OR PROMISES, EXPRESS OR IMPLIED, HAVE BEEN OR ARE BEING MADE BY OR ON BEHALF OF SELLER OR ANY OTHER PERSON, INCLUDING WITH RESPECT TO THE CONDITION OR VALUE OF THE PURCHASED ASSETS AND THE SELLER HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES RELATING TO THE PURCHASED ASSETS, EITHER EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND SUITABILITY FOR ITS INTENDED USE OTHER THAN THOSE SET FORTH HEREIN, AND (ii) IN ENTERING INTO THIS AGREEMENT, PURCHASER HAS NOT RELIED ON OR DOES NOT RELY ON ANY REPRESENTATIONS, WARRANTIES OR PROMISES, EXPRESS

OR IMPLIED, BY OR ON BEHALF OF SELLER OR ANY OTHER PERSON OTHER THAN THOSE SET FORTH HEREIN. SUBJECT TO THE REPRESENTATIONS AND WARRANTIES IN ARTICLES V AND VI BEING TRUE AND ACCURATE TO THE EXTENT SET FORTH HEREIN, PURCHASER, SHALL TAKE THE PURCHASED ASSETS IN “AS IS, WHERE IS AND WITH ALL FAULTS” CONDITION ON THE CLOSING DATE, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT.

(c) Purchaser acknowledges that any materials provided to Purchaser, including any cost or other estimates, projections, acreage, and timber information, the Confidential Information Memorandum dated February 2007, the management presentations and the materials and information provided on data disks or in the data room, are not and shall not be deemed representations or warranties by or on behalf of Seller or any other Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, that the statements in this Article V are correct and complete, except as otherwise disclosed to Purchaser in the disclosure letter (the “Seller’s Disclosure Letter”) delivered to Purchaser by Seller on the date hereof (except for those sections of the Seller’s Disclosure Letter that contemplate delivery on a date other than the date hereof); the numbering of the Seller’s Disclosure Letter shall correspond to the numbered sections contained in Articles V and VI. Any items set forth in the Seller’s Disclosure Letter shall only modify those representations and warranties specifically noted with a cross-reference to the appropriate section hereof or as to which applicability of such information to such other representation or warranty is clear on the face of the Seller’s Disclosure Letter.

Section 5.1 Organization.

Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to: (i) own, lease and operate its properties and assets and to carry on its business as now being conducted; (ii) execute this Agreement and all other agreements, instruments and documents to be executed in connection with the consummation of the transactions contemplated by this Agreement and such other agreements (the “Ancillary Agreements”) and (iii) perform its obligations and consummate the transactions contemplated hereby and by the Ancillary Agreements.

Section 5.2 Qualification.

Seller is qualified or registered as a foreign corporation for the transaction of business and is in good standing under the laws of the State of West Virginia and of each jurisdiction in which the location of its properties makes such qualification necessary, other than those jurisdictions as to which the failure to be so qualified or registered would not, individually or in the aggregate, have a material adverse effect on Seller’s ability to timely perform its obligations under this Agreement and the Ancillary Agreements.

Section 5.3 Authority.

The execution, delivery and performance of this Agreement and the consummation of transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Seller are necessary for it to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Seller and, assuming due authorization, execution and delivery by Purchaser, is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.4 No Conflict.

None of the execution, delivery or performance of this Agreement by the Seller will (i) violate the terms, conditions or provisions of Seller’s articles of incorporation, bylaws or any standing resolution of its board of directors or any organizational document of Seller; (ii) violate or result in a breach of or constitute a default under, or give use to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any Contract to which Seller is a party or by which Seller or any of the assets of Seller may be bound; (iii) violate any Law applicable to Seller or any of its assets; or (iv) violate any permit, license, order, judgment or decree of any Governmental Authority by which Seller or the assets of Seller is or may be bound, excluding from the foregoing clauses (ii), (iii) and (iv) such breaches, violations or defaults that would not individually or in the aggregate, have a material effect on the Seller’s ability to timely perform its obligations under this Agreement and the Ancillary Agreements.

Section 5.5 Consents and Approvals.

There are no approvals, consents or registration requirements with respect to any Governmental Authority or any other Person that are or will be necessary for the valid execution and delivery by Seller of this Agreement and the Ancillary Agreements, or the consummation of the transactions contemplated hereby and thereby, other than (i) those described in Section 5.5 of the Seller’s Disclosure Letter and (ii) those which (a) have been obtained, (b) are of a routine nature and not customarily obtained or made prior to execution of purchase and sale agreements in transactions similar in nature to those contemplated hereby and where the failure to obtain the same would not, individually or in the aggregate, have a material effect on Seller’s ability to timely perform its obligations under this Agreement and the Ancillary Agreements, or (c) may be required under the HSR Act. The revenue figures described in the letter dated August 23, 2007 from Seller to Purchaser were prepared in connection with the Parties’ analysis of their potential obligation to notify the U.S. competition authorities of the transaction contemplated by this Agreement. Seller warrants that these figures are true and accurate to the best of its knowledge and were kept in the ordinary course of its business.

Section 5.6 Litigation.

(a) Except as set forth in Section 5.6 of the Seller’s Disclosure Letter, as of the date hereof, there are no material written Claims or to the Seller’s Knowledge, any threatened Claims which (i) seek to restrain or enjoin the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of any of the transactions contemplated hereby or thereby or (ii) affect or relate to any of the Purchased Assets.

(b) There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a Governmental Authority or by an arbitrator) against Seller (or affecting any of its assets, including the Seller Land) which prohibit or restrict or could reasonably be expected to result in any material delay of the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.7 Taxes.

All Tax Returns required to be filed by the Seller with respect to the Purchased Assets in any Pre-Closing Tax Period have been filed in a timely manner. Except for such Liens as are reflected in the Title Commitments, there are no Liens or other encumbrances, other than the Permitted Exceptions, on any of the Purchased Assets that arose in connection with any failure or alleged failure by Seller to pay any material Tax. All Taxes related to the Purchased Assets required to be paid have been withheld and have been paid, except for any Taxes being contested in good faith or disclosed in Section 5.7 of the Seller’s Disclosure Letter. To the best of Seller’s Knowledge, (i) no claim has been made by any taxing authority in any jurisdiction where the Seller does not file Tax Returns that may subject the Seller or its Affiliates to taxation in that jurisdiction with respect to the Purchased Assets, (ii) there is no pending dispute over any amount of Taxes imposed with respect to the Purchased Assets, and (iii) all of the Purchased Assets have been properly listed and described on the property tax rolls for all Pre-Closing Tax Periods and no portion of the Purchased Assets constitutes omitted property for property tax purposes.

Section 5.8 Contracts.

(a) Section 5.8 of the Seller’s Disclosure Letter contains a list, and the Seller has made available to Purchaser full and complete copies, of each Purchased Contract and each Real Property Lease, which constitute all of the Contracts to which Seller or its Affiliates are party and which affect the Purchased Assets.

(b) Neither Seller nor, to the Knowledge of Seller, any other party to the contracts set forth on Section 5.8 of the Seller’s Disclosure Letter (i) is in default or breach in any material respect under any such contract or (ii) has waived any material right it may have under any of the contracts. Seller has not received notice that any other party to such contracts intends to cancel, suspend or terminate the contract. Each such contract constitutes the legal, valid and binding obligation of Seller and, to the Knowledge of Seller, the other parties thereto. No party has repudiated any material provision of any of such contracts.

Section 5.9 Insurance.

Seller currently maintains, as a self-insured, and has maintained continuously during the past three years, all insurance that is required or customarily maintained for the ownership of the Purchased Assets.

Section 5.10 Books and Records.

The Books and Records (as hereinafter defined) of Seller as they pertain to the Purchased Assets are complete and correct in all material respects and Seller has made available to Purchaser for examination the originals or true, correct and complete copies of all documents material to the Purchased Assets, the Assumed Liabilities and all other documents which Purchaser has requested in connection with the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER RELATED TO SELLER LAND

Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, that the statements in this Article VI are correct and complete, except as otherwise disclosed to Purchaser in the Seller’s Disclosure Letter:

Section 6.1 Title to the Seller Land.

Immediately prior to the Closing, the Seller owns fee simple title to the Seller Land, free and clear of all Liens caused or created by, through or under Seller or an Affiliate of Seller, but subject to the Permitted Exceptions. At the Closing, Purchaser will receive fee simple title to the Seller Land being conveyed to it, free and clear of all Liens caused or created by, through or under Seller or an Affiliate of Seller, but subject to the Permitted Exceptions.

Section 6.2 Compliance with Laws.

(a) Seller holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of the business related to the Purchased Assets, except for those permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations which the failure to hold would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect (collectively, the “Permits”) and is in material compliance with the terms of the Permits. No investigation or review of Seller by any Governmental Authority with respect to the Purchased Assets is pending or, to Seller’s Knowledge, threatened.

(b) Seller presently is operating the Seller Land in compliance with applicable Laws, other than Environmental Laws which are covered by Section 6.3 and except for those violations, if any, that would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

Section 6.3 Matters Relating to the Environmental Condition of the Seller Land.

(a) Seller has provided a copy of each of the Phase I Reports on the Seller Land described in Exhibit G to Purchaser upon the following terms and conditions: (i) the Phase I Reports are provided for informational purposes only, except that, to Seller’s Knowledge, the information contained therein is accurate and complete; (ii) the Phase I Reports are subject to the terms and conditions of the Confidentiality Agreement; and (iii) to Seller’s knowledge, there are no other Phase I reports or other material reports in Seller’s possession or control describing environmental conditions with respect to the Purchased Assets. Purchaser acknowledges receipt of the Phase I Reports and accepts delivery of such Phase I Reports upon the terms and conditions set forth herein.

(b) Except as set forth in the Phase I Reports or as would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, (i) there is no claim existing or to the Seller’s Knowledge, threatened, on the Seller Land that constitutes a violation of or liability under any applicable Environmental Law or Environmental Permit, (ii) to the Seller’s Knowledge, Seller is operating the Seller Land in compliance with all applicable Environmental Laws and the requirements of all applicable Environmental Permits, (iii) Seller has not received any written notice of any violation of, or liability under, any Environmental Law in connection with the Seller’s operations on the Purchased Assets during the past twenty-four (24) months, and (iv) there are no material written writs, injunctions, decrees, orders or judgments outstanding or any actions, suits, proceedings or investigations pending or to the Seller’s Knowledge, threatened relating to the Seller’s compliance with or liability under any Environmental Law or Environmental Permit affecting the Purchased Assets.

(c) Except as set forth in Section 6.3 of the Seller’s Disclosure Letter or as would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, there are no endangered species (as defined or listed under federal law) nor habitat of any such species located on the Seller Land.

Section 6.4 Condemnations.

There are no Condemnations and no Condemnations have been concluded between January 1, 2002 and the date hereof.

Section 6.5 Real Property Leases.

Except as described in Section 6.5 of the Seller’s Disclosure Letter, with respect to each Real Property Lease: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the transactions contemplated by this Agreement or the Ancillary Agreements will not result in a breach or default under such Real Property Lease, or otherwise cause such Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) no Seller or, to the Seller’s Knowledge, any other Party to such Real Property Lease is in breach or default under such Real Property Lease; and (iv) no event has occurred or failed to occur or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute a breach or default under such Real Property Lease or permit the termination, modification or acceleration of rent under such Real Property Lease.

Section 6.6 Purchased Assets.

The Purchased Assets, taken together with Purchaser’s rights under the Ancillary Agreements, constitute all of the assets, properties, agreements, licenses, permits and other rights which are necessary or desirable to enable Purchaser to operate the Purchased Assets in a manner consistent with Seller’s practice immediately prior to Closing.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PVR

Purchaser and PVR represent and warrant to Seller, as of the date hereof and as of the Closing Date, that the statements in this Article VII are correct and complete, except as otherwise disclosed herein:

Section 7.1 Organization.

PVR is a limited partnership duly organized and in good standing under the laws of the State of Delaware. Purchaser is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware. Purchaser and PVR have all requisite limited liability company or limited partnership power and authority to: (i) own, lease and operate its properties and assets and to carry on its business as now being conducted; (ii) execute this Agreement and the Ancillary Agreements to be executed by it in connection with the consummation of the transactions contemplated hereby and thereby; and (iii) perform its obligations and consummate the transactions contemplated hereby and thereby.

Section 7.2 Qualification.

Each of Purchaser and PVR is qualified or registered as a foreign limited liability company or limited partnership for the transaction of business and is in good standing under the laws of the State of West Virginia and each jurisdiction in which the location of its properties makes such qualification necessary, other than those jurisdictions as to which the failure to be so qualified or registered would not have a material adverse effect on the financial condition or results of operations of Purchaser or PVR or on the ability of Purchaser or PVR to timely perform its obligations under this Agreement and the Ancillary Agreements to be executed by it.

Section 7.3 Authority.

The execution, delivery and performance of this Agreement and the consummation of transactions contemplated hereby have been, or will be as of the Closing Date, duly and validly authorized by all necessary limited liability company action or limited partnership action, as the case may be, and no other limited liability company or limited partnership proceedings on the part of Purchaser or PVR is necessary for Purchaser or PVR to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and PVR, and, assuming due authorization, execution and delivery by the Seller, is a legal, valid and binding obligation of Purchaser and PVR enforceable against each of Purchaser and PVR in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 7.4 No Conflict.

The execution, delivery, and performance by Purchaser and PVR of this Agreement or any of the Ancillary Agreements to which Purchaser or PVR is a party will not result in a breach or violation of, or default under, (i) the terms, conditions or provisions of the respective certificate of formation or certificate of limited partnership or limited liability company or limited partnership agreement of Purchaser or PVR, or any material Contract to which Purchaser or PVR is a party or by which Purchaser or PVR or any of its assets may be bound; (ii) any Law applicable to it; or (iii) any permit, license, order, judgment or decree of any Governmental Authority by which Purchaser or PVR or any of its assets is or may be bound, excluding from the foregoing clauses (i), (ii) or (iii) such breaches, violations or defaults that would not individually or in the aggregate, have a material adverse effect on the ability of Purchaser or PVR to timely perform their obligations under this Agreement and the Ancillary Agreements to be executed by it.

Section 7.5 Consents and Approvals.

There are no approvals, consents or registration requirements with respect to any Governmental Authority or any other Person that are or will be necessary for the valid execution and delivery by Purchaser or PVR of this Agreement and the Ancillary Agreements, or the consummation of the transactions contemplated hereby and thereby, other than those which (i) have been obtained, (ii) are of a routine nature and not customarily obtained or made prior to execution of purchase and sale agreements in transactions similar in nature to those contemplated hereby and where the failure to obtain the same would not, individually or in the aggregate, have a material adverse effect on the ability of any Purchaser or PVR to perform its obligations under this Agreement and the Ancillary Agreements to be executed by it, (iii) may be required to be obtained by Purchaser to conduct operations on the Seller Land or Real Property Leases, (iv) may be required under the HSR Act or (v) are required under the Note Purchase Agreements dated March 27, 2003, as amended, of Purchaser and PVR (the “Note Agreements”); provided, that if all consents required under the Note Agreements have not been obtained prior to Closing, Purchaser and PVR shall pay all amounts due to such non-consenting noteholders under the Note Agreements prior to Closing.

Section 7.6 Litigation.

(a) There are no claims against Purchaser or PVR, or to the knowledge of Purchaser or PVR, any threatened claims against Purchaser or PVR which either alone or in the aggregate seek to restrain or enjoin the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby.

(b) There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a Governmental Authority or by an arbitrator) against Purchaser or PVR (or affecting their respective assets) which prohibit or restrict or could reasonably be expected to result in any material delay of the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 7.7 MeadWestvaco Ecosystem Research Forest.

Purchaser specifically agrees to assume the obligations of the Memorandum of Understanding between MeadWestvaco Corporation and National Council For Air and Stream Improvement, et al, scheduled to expire on December 31, 2009, which is designed to deepen the understanding of the interactions of wildlife and ecosystems and modern forestry. It is further agreed that Seller agrees to extend prior to Closing the Memorandum of Understanding beyond the scheduled expiration date with the participants to continue the stated purpose of the research forest; provided, however, that if the Memorandum of Understanding is not extended prior to Closing by Seller, Purchaser agrees to extend the Memorandum of Understanding beyond the scheduled expiration date with the participants to continue the stated purpose of the research forest.

ARTICLE VIII

ADDITIONAL AGREEMENTS RELATING TO THE PURCHASED ASSETS

Section 8.1 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, Seller shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and Purchaser shall cooperate with Seller in connection with the foregoing, including using all commercially reasonable efforts:

(i) to obtain all necessary waivers, consents, releases and approvals, including all consents, approvals and authorizations that are required to be obtained under any applicable Law;

(ii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby or by the Ancillary Agreements;

(iii) to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities; and

(iv) to fulfill all conditions to this Agreement.

(b) In furtherance and not in limitation of the foregoing, the Parties agree to make, or cause to be made, all necessary filings required pursuant Regulatory Law with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement, but in no event later than 15 days after the date hereof, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Regulatory Law.

(c) If necessary to obtain any consents, approvals, permits or authorizations or to remove any impediments to the transactions contemplated hereby or by any Ancillary Agreement relating to any Regulatory Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Regulatory Law, the Parties shall cooperate with each other and take such lawful steps as shall be necessary or appropriate to secure such end.

Section 8.2 Maintenance of Purchased Assets.

(a) Subject to the terms and conditions of this Agreement, and except as otherwise contemplated hereby, the Seller, from the date hereof through the Closing Date, shall operate and maintain the Purchased Assets in the ordinary course in all material respects consistent with prior practice, shall not incur liabilities other than in the ordinary course, shall not waive, compromise or settle any material right or claim with respect to the Purchased Assets, shall not incur Liens on any of the Purchased Assets, shall not make or commit to any capital expenditures with respect to the Purchased Assets in an amount which exceeds $50,000 without Purchaser’s prior written consent, shall not modify or terminate any Real Property Lease or Purchased Contract, shall maintain adequate self-insurance coverage for the Purchased Assets in such amounts and against such risks and losses as are consistent with Seller’s past practice, shall not incur or agree to incur any liability or obligation or enter into any agreement or transaction outside of the ordinary course of business with respect to the Purchased Assets, and shall pay when due all accounts payable in respect of the Purchased Assets in a manner consistent with Seller’s past practice; provided, however, that it is understood and agreed that if the Seller harvests timber in accordance with the 2005-2009 Sustainable Forestry Initiative Standard, as amended or updated from time to time, such harvest activity will be deemed not to violate this Section 8.2(a).

(b) Subject to the terms and conditions of this Agreement, and except as Seller may otherwise agree in writing, Purchaser shall use all commercially reasonable efforts not to interfere with the Seller’s conduct of business with respect to the Purchased Assets pending the Closing except as may be necessary to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements and not to take any action that might reasonably be expected to impair Seller’s relationships with customers, suppliers or employees of the businesses and operations of Seller, whether or not associated with the Purchased Assets.

(c) From the date hereof through the Closing Date, Seller shall not sell any Seller Land that is to be transferred pursuant to this Agreement other than the sale of timber in accordance with the Timber Sale Agreement by and between Westvaco Corporation and Allegheny Wood Products, Inc., dated January 1, 1998, as amended (the “Allegheny Agreement”).

Section 8.3 Public Announcements.

(a) This Agreement (or a memorandum thereof) may not be recorded by Purchaser or PVR. In the event that this Agreement (or a memorandum thereof) is recorded by Purchaser or PVR, Seller may, at its option, terminate this Agreement; provided, however, that this Agreement may be filed and summarized in accordance with applicable rules and regulations promulgated by the SEC.

(b) Notwithstanding anything to the contrary set forth in this Section 8.3 or 14.6 or the Confidentiality Agreement, except as required by applicable Law, stock exchange rules or rules and regulations promulgated by the SEC, Seller, Purchaser and PVR shall consult with each other before issuing, and will provide each other the opportunity to review, comment upon and concur with, and use commercially reasonable efforts to agree on, any press releases and other public announcements with respect to the transactions contemplated by this Agreement by any Party or PVR; provided, that, any disclosure required to be made under applicable Law or stock exchange rule may be made without such provision if a Party required to make such disclosure has determined in good faith that it is necessary to do so and has used commercially reasonable efforts, prior to the issuance of the disclosure, to provide the other Parties with a copy of the proposed disclosure and provided, further, that Seller and PVR may make any filings required by any or rule or regulation promulgated by the SEC or stock exchange rules without consultation with each other.

Section 8.4 Books and Records.

(a) At the Closing, Seller shall provide to Purchaser (except for those items which are stored at locations included in or are part of the Purchased Assets) copies of all maps (including backup data), surveys, drawings, and deeds (the “Books and Records”), in each case, exclusively related to the Purchased Assets or the Assumed Liabilities that are in the Seller’s possession or control and are not subject to the attorney-client or other privilege (as reasonably and in good faith determined by the Seller).

(b) For a period of seven years after the Closing, Purchaser shall provide Seller with reasonable access during business hours, at Seller’s cost and upon reasonable notice, to (i) the Books and Records in the possession of Purchaser relating to the operations of the Purchased Assets and (ii) tax and financial records in the possession of Purchaser relating to the Purchased Assets. In the event of any audit of Seller by the Internal Revenue Service or other tax jurisdiction of any periods prior to the Closing, Seller shall be solely responsible for any reasonable expenses incurred by Purchaser in complying with such request.

Section 8.5 Dispute Resolution.

(a) In the event of any dispute, claim, question, disagreement or controversy arising from or relating to this Agreement or the breach thereof, or the Purchased Assets, Seller and Purchaser shall use their reasonable efforts to settle the dispute, claim, question or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to the Parties.

(b) If Seller and Purchaser do not reach such a solution within a period of 30 days after written notice by either Seller or Purchaser requesting that such discussions be initiated, the Parties agree that any and all disputes, claims, questions, disagreements or controversies arising from or relating to this Agreement or the breach thereof, or the Purchased Assets, shall be submitted to binding, non-appealable arbitration. Either Seller or Purchaser may commence arbitration by providing Purchaser (in the case of Seller) or Seller (in the case of Purchaser) (the “Notifying Party”) with a written request for arbitration, setting forth the subject of the dispute and the relief requested (the “Arbitration Notice”). The Parties will cooperate with one another in selecting a single arbitrator, and in promptly scheduling the arbitration proceedings.

(c) If the Parties cannot agree upon a single arbitrator within five business days after the date of the Arbitration Notice, then such dispute shall be referred to a board of arbitrators (the

“Board”). The Board shall be composed of one representative of Seller and one representative of Purchaser, to be selected by Seller and Purchaser, respectively, and a third arbitrator who shall be chosen by the two arbitrators herein provided for. If the dispute relates to timber, each arbitrator shall have at least ten (10) years experience in the timber business. In the event that the two arbitrators are unable to agree within ten (10) days upon a third arbitrator, then the American Arbitration Association shall designate a disinterested person to act as such arbitrator; and, in the event that the non-Notifying Party should, for a period of thirty (30) days after receipt of an Arbitration Notice, fail to select and make known in writing to the Notifying Party the arbitrator it selects, the Board shall be comprised of the one sole arbitrator chosen by the Notifying Party. The Board shall give thirty (30) days written notice of the time and place of hearing to the Parties and shall determine questions submitted to it for arbitration and make its decision and award in writing. The decision and award of a majority of the arbitrators (or the sole arbitrator, as the case may be) shall be final, conclusive and binding upon the Parties to this Agreement and their successors and assigns, and without appeal, and each Party hereto agrees to abide by and comply with every such decision and award.

(d) All settlement offers, promises, conduct and statements, whether oral or written, made in the course of the arbitration process by either Seller or Purchaser, their agents, employees, experts and attorneys, and by the arbitrator, are confidential and privileged.

(e) During the pendency of the arbitration process, either Seller or Purchaser shall be entitled to seek a temporary restraining order or preliminary injunction to prevent the breach of Seller’s or Purchaser’s obligations, as the case may be, under this Agreement. Any decision with respect to such interim measures shall promptly be referred to the Board for review and final decision.

(f) The provisions of this Section 8.5 may be enforced by any court of competent jurisdiction, and the Party against whom enforcement is ordered shall pay all costs, fees and expenses, including attorneys’ fees, of the prevailing Party.

Section 8.6 Consents.

(a) The Seller shall use all commercially reasonable efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other third parties necessary to consummate the transactions contemplated by this Agreement and Purchaser shall reasonably cooperate. In addition to the foregoing, Purchaser agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder or in connection herewith. Notwithstanding the foregoing, nothing herein shall obligate or be construed to obligate any Party to make any payment to any third party in order to obtain the consent or approval of such third party or to transfer any Purchased Contract or Real Property Lease in violation of its terms.

(b) With respect to any agreements for which any required consent or approval is not obtained prior to the Closing, the Seller shall use all commercially reasonable efforts to obtain any such consent or approval after the Closing until such consent or approval has been obtained. In addition, to the extent that any Purchased Contract or Real Property Lease may not be assigned without the consent or approval of any third party, and such consent is not obtained prior to the Closing, Purchaser shall elect to either (i) demand that Seller use all commercially reasonable efforts to provide Purchaser with the same benefits (and Purchaser shall be responsible for all corresponding obligations) arising under such Purchased Contract or Real Property Lease, including performance by Seller (or Purchaser) as agent, if legally permissible and commercially feasible; provided, Purchaser (or Seller, if applicable) shall provide Seller (or Purchaser) with such access to the premises, Books and Records and personnel as is reasonably necessary to enable Seller (or Purchaser) to perform its obligations under such Purchased Contracts and Real Property Leases and Purchaser shall pay or satisfy the corresponding liabilities for the enjoyment of such benefits to the extent Purchaser would have been responsible therefor if such consent or approval had been obtained, or (ii) exclude such Purchased Contract or Real Property Lease from the Purchased Assets and reduce the Purchase Price accordingly.

(c) Seller shall not enter into any timber sale contract as to the Purchased Assets after the signing of this Agreement without Purchaser’s prior written consent, which consent shall not be unreasonably withheld; provided, that, this restriction shall not apply to transactions in the ordinary course under the Allegheny Agreement.

Section 8.7 Commissions.

Seller, on the one hand, and Purchaser, on the other, agree to indemnify, defend and hold each other harmless for any claims by any broker, agent or finder for commissions due in connection with this transaction as a result of any of its dealings or acts.

ARTICLE IX

ADDITIONAL AGREEMENTS RELATING TO THE SELLER LAND

Section 9.1 Right of Entry.

(a) Upon reasonable prior written notice to Seller and receipt of authorization from Seller, prior to the Closing Date or termination of this Agreement in accordance with Article XIII, Purchaser, through its authorized agents or representatives, may enter upon the Seller Land at all reasonable times for the purposes of making inspections and other studies.

(b) At Seller’s request, Purchaser shall disclose the results of such inspections and studies, and shall deliver copies of all such reports and test results, to Seller. The results of such inspections and studies (as well as any information and documents that Seller delivered or caused to be delivered to Purchaser concerning the Seller Land) shall be treated as strictly confidential by the Parties and the same shall not be disclosed to any third party or Governmental Authority (provided, that such results, information and documents may be disclosed to consultants, attorneys, investors and lenders of Purchaser for use solely in connection with the transactions contemplated by this Agreement, who shall be required by Purchaser to similarly treat such results, information and documents as strictly confidential) except to the extent required by any Law or court order or in connection with any legal proceeding filed to enforce a Party’s rights under this Agreement. In the event that disclosure of the results of any such inspections or studies or any such information or documents that Seller delivered or caused to be delivered to Purchaser concerning the Seller Land is required to be disclosed by applicable Law, regulation or court order, Purchaser shall notify Seller promptly in writing so that Seller may seek a protective order (at Seller’s sole cost and expense) or other appropriate remedy or, in its sole discretion, waive compliance with the terms of this Section 9.1(b). Purchaser shall cooperate with Seller to obtain a protective order or other appropriate remedy. In the event that no such protective order or other appropriate remedy is obtained, or Seller waives compliance with the terms of this Section 9.1(b), Purchaser shall give Seller written notice of the information to be disclosed as far in advance of its disclosure as practicable.

(c) Purchaser shall indemnify, defend and hold Seller harmless from and against any and all claims, demands, losses, expenses, damages, costs and liabilities, suffered or incurred by Seller as a result of any physical damage to the Seller Land or any death or personal injury to any person caused by or attributable to the acts or omissions of Purchaser, or the employees, contractors, representatives or agents of Purchaser arising in connection with inspections or studies performed by or on behalf of Purchaser. In addition, Purchaser agrees that Purchaser and the contractors, representatives and agents of Purchaser who enter upon the Seller Land shall maintain general liability insurance in an amount not less than $1,000,000.

(d) During the period between the date of this Agreement and the Closing, and subject to the Confidentiality Agreement and applicable Law, Seller shall provide Purchaser, and its respective officers, employees, accountants, counsel, financial advisors and other representatives, with (i) access at all reasonable times upon reasonable prior notice to Seller, to its Books and Records primarily related to the Purchased Assets or the Assumed Liabilities, provided that such access shall not unreasonably interfere with the business or operations of Seller and (ii) access to the online data room established by Seller prior to the date hereof. Nothing in this Section 9.1(d) shall require Seller to provide any access or to disclose any information: (i) relating to its employees, except as required under Section 10.1, (ii) that is not in the possession or control of Seller or (iii) if permitting such access or disclosing such information would (A) violate applicable Law, (B) violate any of its obligations with respect to confidentiality or (C) result in the loss of attorney-client privilege.

Section 9.2 Permits and Licenses.

Prior to, and if requested by Purchaser, after Closing, Seller shall use commercially reasonable efforts to transfer to Purchaser all permits and licenses, if any, required by Purchaser to carry on its intended operations at the Seller Land or under the Real Property Leases.

Section 9.3 Title Insurance.

(a) Seller shall provide Purchaser title commitments from First American Title Insurance Company on the Seller Land being conveyed to it. At the Closing, Purchaser may, at its sole option, purchase an aggregate amount of title insurance on the Seller Land being conveyed to it (the “Title Policies”).

(b) If requested by Purchaser, Seller and its Affiliates shall cooperate with Purchaser in its efforts to purchase title insurance covering portions of the Seller Land. Upon Purchaser’s request, Seller shall provide to Purchaser the information in the Seller’s possession and control regarding the access rights to the Seller Land which the Seller enjoys as of the date of this Agreement and as of the Closing Date.

(c) Purchaser shall be responsible for premiums payable in connection with the issuance of any Title Policies.

Section 9.4 Title Objections.

(a) Purchaser shall have until September 4, 2007 (the “Title Review Period”) to object to any matter which is either (i) not a Permitted Exception pursuant to Section 1.2 or (ii) a matter which as to the tract or parcel of land which is encumbered by such matter, would impair, in Purchaser’s reasonable judgment, the value of such tract or parcel of land as timberland by giving written notice to Seller (any such matter, collectively, a “Title Defect”) on or before the last day of the Title Review Period. Seller shall have the right to cure or remove all Title Defects at or prior to Closing; provided, however, that Seller will cause any Lien (other than any Liens for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings) by, through or under Seller encumbering the Seller Land to be satisfied or otherwise released on or before the Closing. In the event Purchaser failed to give notice to Seller on or before the expiration of the Title Review Period, such exception will be deemed to be a Permitted Exception and Purchaser will be deemed to have agreed to accept title to the Seller Land subject to such exception.

(b) In the event that Purchaser gives such written notice of objection to any such exception that is a Title Defect, which notice shall describe and specify the county of the defective parcel (the “Defective Parcel”), and Seller fails to cure or remove such exception by not later than five days prior to the Closing, Purchaser shall provide written notice to Seller prior to Closing that Purchaser desires either to: (i) waive the Title Defect and accept title to the Defective Parcel with no adjustment to the Purchase Price therefor or (ii) exclude the Defective Parcel from the Seller Land (the “Deleted Parcel”) and reduce the Purchase Price as provided in Section 9.4(c) below. In the event the aggregate sum of the Title Defects exceeds twenty percent (20%) of the Purchase Price, either Purchaser or Seller may elect to terminate this Agreement, in which case neither Party shall have any further liability or obligation to the other hereunder except as to all obligations of Seller and Purchaser imposed by the Confidentiality Agreement, which shall survive such termination and be enforceable in accordance with the terms thereof.

(c) If the Parties are unable to mutually agree on said value, the value of any Deleted Parcel from the Seller Land shall be equal to the average purchase price per acre of the Seller Land multiplied by the number of acres in said Deleted Parcel.

(d) Purchaser shall grant to Seller, without costs, access easements over and across the Seller Land upon reasonable terms and over reasonable routes as may be necessary for Seller’s access to any Deleted Parcels, and Seller shall grant to Purchaser, without costs, access easements over and across the Deleted Parcels upon reasonable terms and over reasonable routes as may be necessary for Purchaser’s access to the Seller Land.

(e) If within one year after the Closing, Seller cures the Title Defect on a Deleted Parcel in accordance with applicable Law and to Purchaser’s reasonable satisfaction, and notifies Purchaser thereof in writing, Purchaser shall have the option, exercisable by written notice to

Seller, to purchase the Deleted Parcel from Seller at a price equal to the value by which the Purchase Price was reduced because of the Deleted Parcel (and otherwise on the terms set forth in this Agreement), provided that the Deleted Parcel is in substantially the same condition, reasonable wear and tear excluded, as it was as of the date of Closing. The Parties shall close the purchase and sale of any such Deleted Parcel on a date no more than sixty (60) days after Purchaser so notifies Seller that Purchaser desires to purchase such Deleted Parcel (or on such other date as Purchaser and Seller may agree), and at such closing the Parties shall take the actions (and bear the costs) with respect to the purchase and sale of such Deleted Parcel that would have been taken (or borne) by such Party under this Agreement had the Deleted Parcel been included in the Seller Land, and such closing thereafter shall be considered the “Closing” with respect to such parcel for all purposes of this Agreement. This Section 9.4(e) shall survive the Closing.

ARTICLE X

HUMAN RESOURCES MATTERS

Section 10.1 Human Resources.

Except as otherwise expressly set forth herein, the provisions of the Confidentiality Agreement governing solicitation for employment, inducing or attempting to induce to leave the employ of Seller or any Affiliate of Seller, and employing or hiring any employees of Seller shall remain in effect after the date hereof until the termination of such provisions in accordance with their terms under the Confidentiality Agreement.

ARTICLE XI

CONDITIONS PRECEDENT

Section 11.1 Conditions to Obligations of Each Party to Close.

The obligations of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

(a) Any waiting periods (and any extension thereof) applicable to the transactions contemplated by this Agreement, under Regulatory Law, including under the HSR Act, shall have expired or been earlier terminated and neither the Department of Justice nor the Federal Trade Commission shall have taken any action to enjoin or delay (for a period of longer than 120 days) the consummation of the transactions contemplated by this Agreement.

(b) There shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority that is in effect that restrains or prohibits the consummation of the transactions contemplated hereunder or imposes conditions on such consummation not otherwise provided for herein.

(c) No Party shall have been advised by any U.S. federal government agency (which advisory has not been officially withdrawn on or prior to the Closing Date) that such government agency is investigating the transactions contemplated by this Agreement to determine whether to file or commence any litigation which seeks or would seek to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 11.2 Conditions to Obligations of Purchaser to Close.

The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, on or before the Closing Date of the following conditions:

(a) All material consents, authorizations, registrations or approvals of or with any Governmental Authority or other Person required in connection with the consummation of the transactions contemplated by this Agreement, each of which is set forth in Section 5.5 of the Seller’s Disclosure Letter, to have been filed, made, given or obtained by Seller shall have been filed, made, given or obtained and copies thereof shall have been delivered to Purchaser; provided, however, that the obligation of Purchaser to consummate the transactions contemplated by this Agreement shall not be subject to the satisfaction or waiver of the condition set forth in this Section 11.2(a) if Purchaser fails to satisfy its obligations under Sections 8.1(b) and 8.1(c).

(b) Each of the representations and warranties of Seller contained in this Agreement that is qualified as to materiality shall be true and correct, and each of the representations and warranties of Seller that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(c) The Seller shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by the Seller on or prior to the Closing.

(d) The Seller shall have delivered or caused to be delivered to Purchaser the items set forth in Section 3.2(a).

(e) The Seller Land shall not have become subject, subsequent to the date of this Agreement and prior to the Closing Date, to physical damage by fire, flood, windstorm, earthquake or other similar occurrence, or to any Condemnation proceeding, which causes or may cause a diminution in the value of the Seller Land by at least $5,000,000.

Section 11.3 Conditions to Obligations of the Seller to Close.

The obligation of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

(a) All material consents, authorizations, registrations or approvals of or with Governmental Authorities or any other Person required in connection with the consummation of the transactions contemplated by this Agreement, each of which is set forth in Section 7.5 hereof, to have been filed, made, given or obtained by Purchaser or PVR shall have been filed, made, given or obtained and copies thereof shall have been delivered to Seller; provided, however, the obligation of Seller to consummate the transaction contemplated by this Agreement shall not be subject to the satisfaction or waiver of the condition set forth in this Section 11.3(a) if Seller fails to satisfy its obligations under Section 8.1(b) and Section 8.1(c).

(b) Each of the representations and warranties of Purchaser or PVR contained in this Agreement that is qualified as to materiality shall be true and correct, and each of the representations and warranties of Purchaser or PVR that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(c) Purchaser and PVR shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(d) Purchaser or PVR shall have delivered or caused to be delivered to Seller the items set forth in Section 3.2(b).

ARTICLE XII

SURVIVAL OF REPRESENTATIONS

Section 12.1 Survival.

None of the representations or warranties contained in this Agreement shall survive the Closing or the termination of this Agreement pursuant to its terms; provided, however, that Seller’s representations and warranties contained in Articles V and VI and Purchaser’s and PVR’s representations and warranties contained in Article VII shall survive the Closing for a period of twenty-four (24) months, and provided, further, that, notwithstanding the foregoing, the representations and warranties contained in Sections 5.6, 5.7 and 7.6 shall survive until the expiration of the applicable statute of limitations and the representations and warranties contained in Sections 5.1, 5.2, 5.3, 6.1, 7.1, 7.2, 7.3 and 7.7 shall survive Closing indefinitely. The applicable survival period for a given representation or warranty shall hereinafter be referred to as the “Survival Period.” This Section 12.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance on or after the Closing.

Section 12.2 Prohibited Disclosure.

Except as otherwise provided in this Agreement, Purchaser and PVR shall not provide or disclose to any Governmental Authority, any information with respect to the Purchased Assets in any form, unless (i) requested or consented to by Seller, (ii) Seller is in default (after notice and a reasonable opportunity to cure) of obligations imposed by this Section 12.2, (iii) Purchaser has agreed in writing that Seller has completed the obligations imposed by this Section 12.2 or (iv) such disclosure is required by Law. To the extent PVR or Purchaser believes in good faith that such Person is required by any Law to disclose information, Purchaser or PVR, as applicable, shall be permitted to disclose such information, following timely advance notice to the Seller of any such belief. Purchaser and PVR shall not, and shall cause any other Person not to, provide or disclose any such information under any circumstances with the intent of or for the purpose of inducing, encouraging or soliciting any Governmental Authority to require investigation, remediation or corrective action.

Section 12.3 Indemnification of Seller.

(a) Subject to the terms and conditions set forth herein, from and after the Closing Date, the Seller and its directors, officers, employees, Affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the “Seller Indemnitees”) shall jointly and severally be indemnified, defended and held harmless by Purchaser and PVR as a result of or arising out of (i) the Assumed Liabilities or (ii) (A) a breach of any representation or warranty of Purchaser or PVR contained in Article VII of this Agreement to the extent that Seller delivers written notice of such breach to the applicable party within sixty (60) days after the expiration of the applicable Survival Period or (B) a breach of any other agreement or covenant of Purchaser or PVR contained herein, from and against all liability, demands, claims, actions or causes of action, assessments, damages, costs and expenses (including reasonable and actual attorneys’ fees and expenses, but excluding all punitive, incidental, indirect, special or consequential damages (unless payable to a third party)) asserted against or incurred by any Seller Indemnitee (collectively, the “Seller Damages”). For the purposes of calculating the Deductible under Section 12.3(a), claims under Sections 12.3(a)(i) and 12.3(a)(ii) shall be aggregated.

(b) The obligations of Purchaser and PVR to indemnify Seller Indemnitees for Seller Damages pursuant to Section 12.3(a) are subject to any limitations set forth in Exhibit H.

(c) The amount of any Seller Damages shall be reduced by any amount actually received by a Seller Indemnitee with respect thereto under any third party insurance coverage or from any other party alleged to be responsible therefor net of any costs and expenses incurred for the recovery of such amounts. If a Seller Indemnitee makes a valid and timely claim for indemnification under this Section 12.3, Seller Indemnitees shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other party alleged to have responsibility. If a Seller Indemnitee receives an amount under insurance coverage or from such other party with respect to Seller Damages at any time subsequent to any indemnification provided by Purchaser or PVR pursuant to this Section 12.3, then such Seller Indemnitee shall promptly reimburse Purchaser or PVR for any payment made by such party in connection with providing such indemnification up to such amount received by the Seller Indemnitee, but net of any costs and expenses incurred by such Seller Indemnitee in collecting such amount.

(d) Notwithstanding anything to the contrary contained herein, in no event shall Purchaser or PVR be liable for, nor shall Seller Indemnitees be entitled to receive, Seller Damages in an amount in excess of an aggregate amount equal to $15,000,000 (Fifteen Million and no/100ths Dollars) (the “Damages Cap”).

Section 12.4 Indemnification of Purchaser and PVR.

(a) Subject to the terms and conditions set forth herein, from and after the Closing Date,

the Seller shall indemnify, defend and hold harmless each of Purchaser and PVR and their directors, officers, employees, Affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the “Purchaser Indemnitees”) from and against all liability, demands, claims, actions or causes of action, assessments, damages, costs and expenses (including reasonable and actual attorneys’ fees and expenses, but excluding all punitive, incidental, indirect, special or consequential damages (unless payable to a third party)) asserted against or incurred by any Purchaser Indemnitee (collectively, the “Purchaser Damages”) as a result of or arising out of (i) any liabilities attributable to the Purchased Assets that are not Assumed Liabilities, including but not limited to Environmental Claims (which indemnification for such Environmental Claims shall be governed by Section 12.4(c)), (ii) a breach of any representation or warranty of Seller contained in Article V or VI of this Agreement to the extent that Purchaser delivers written notice of such breach to Seller within sixty (60) days after the expiration of the applicable Survival Period, (iii) a breach of any other agreement or covenant of Seller contained herein or (iv) the use and operation of any of the Purchased Assets acquired by Purchaser prior to the Closing.

(b) Seller’s obligation to indemnify Purchaser Indemnitees for Purchaser Damages pursuant to Section l2.4(a) claims is subject to the following limitation: No indemnification shall be made by the Seller unless the Deductible is met.

(c) With respect to any claim for indemnity under this Section 12.4, Seller shall have no obligation for any Environmental Claim arising out of matters set forth on Section 6.3 of the Seller’s Disclosure Letter or as set forth in the Phase I Report. Seller’s obligation to indemnify, defend and hold harmless Purchaser Indemnitees for Environmental Claims under this Section 12.4 shall survive the Closing for a period of twenty-four (24) months and shall be limited to those matters as to which Purchaser provides Seller with written notice within sixty (60) days of the end of such twenty-four (24) month period.

(d) Purchaser shall be entitled to control the defense, investigation, containment and/or Remediation relating to any Environmental Claim made pursuant to this Article XII. Purchaser shall undertake such action in a commercially reasonable fashion in accordance with Environmental Laws for land of the type being remediated such that any Remediation complies with controlling Remediation Standards. Purchaser shall consult with Seller regarding the defense, investigation, containment and/or Remediation relating to any Environmental Claim and allow Seller reasonable participation therein. “Reasonable participation” shall be broadly construed and shall include, by way of example and not limitation, being given reasonable advanced notice for conduct of investigations and an opportunity to participate in significant meetings or communications with any Governmental Authority.

(e) Notwithstanding anything in this Article XII to the contrary, the Purchaser Indemnitees shall not be entitled to recovery for (i) any exacerbation or increase in Purchaser Damages relating to, resulting from or in connection with: (A) a material change after the Closing in any of the uses of the Purchased Assets, (B) any change in Laws occurring after the Closing Date or (C) any gross negligence or willful misconduct of Purchaser or any of its Affiliates after the Closing Date or (ii) Purchaser Damages relating to, resulting from or in connection with the cost of removal or treatment of any Hazardous Substance that can be managed in place in a commercially reasonable fashion while complying with the minimum requirements of Environmental Law for land of the type being remediated; provided, however, that such in place management will not be required to the extent it materially interferes with Purchaser’s use of the Seller Land.

(f) The amount of any Purchaser Damages shall be reduced by any amount actually received by a Purchaser Indemnitee with respect thereto under any third party insurance coverage or from any other party alleged to be responsible therefor net of any costs and expenses incurred for the recovery of such amounts. If a Purchaser Indemnitee makes a valid and timely claim for indemnification under this Section 12.4, Purchaser Indemnitees shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other party alleged to have responsibility. If a Purchaser Indemnitee receives an amount under insurance coverage or from such other party with respect to Purchaser Damages at any time subsequent to any indemnification provided by Seller pursuant to this Section 12.4 then such Purchaser Indemnitee shall promptly reimburse Seller for any payment made by Seller in connection with providing such indemnification up to such amount received by the Purchaser Indemnitee, but net of any costs and expenses incurred by such Purchaser Indemnitee in collecting such amount.

(g) Notwithstanding anything to the contrary contained herein, in no event shall the Seller be liable for, nor shall the Purchaser Indemnitees be entitled to receive, Purchaser Damages in an amount in excess of an aggregate amount equal to the Damages Cap.

Section 12.5 Exclusive Remedy.

From and after the Closing, the remedies set forth in this Article XII shall be the sole and exclusive remedies of the Parties and PVR hereto with respect to this Agreement, including any and all claims arising out of, in connection with or relating to the subject matter thereof, and are in lieu of any other remedies that may be available to any party with respect to this Agreement except for claims for specific performance, other equitable relief or fraud. In furtherance of the foregoing, the Parties and PVR hereby waive, to the fullest extent permitted under applicable Law, and agree not to assert in any action or proceeding of any kind, any and all rights, claims and causes of action they may now or hereafter have against any other party to this Agreement (including, without limitation, any such rights, claims or causes of action arising under or based upon Environmental Law or common law, but excluding claims in equity or for fraud) other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Article XII.

Section 12.6 Procedures for Indemnification Claims.

(a) In the event that a Purchaser Indemnitee or a Seller Indemnitee shall assert the occurrence of Purchaser Damages or Seller Damages, as applicable (the “Damages”), which may be subject to indemnification hereunder (the “Indemnitee”), such Indemnitee shall give written notice of the nature and amount of the asserted Damages (the “Claim Notice”) to the indemnifying party (the “Indemnitor”).

(b) If Indemnitor does not respond to the Claim Notice within fifteen (15) days, then Indemnitee’s assertion shall be deemed accepted and the amount of Damages shall be deemed established and shall be paid promptly.

(c) If Indemnitor does respond to the Claim Notice within fifteen (15) days, the Indemnitee and Indemnitor shall negotiate in good faith in an attempt to provide a resolution for such dispute for at least thirty (30) days from the date the Claim Notice was received by Indemnitor.

(d) In the event the Indemnitee and Indemnitor are unable to reach a resolution in such thirty (30) day period, then the contested assertion of Damages shall be settled in accordance with Section 8.5 hereof.

ARTICLE XIII

TERMINATION AND AMENDMENT

Section 13.1 Termination.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Closing has not occurred by September 26, 2007 (such date the “Termination Date”) and provided, further, that the right to terminate the Agreement pursuant to this Section 13.1(b) shall not be available to any Party whose failure to perform any of its obligations under this Agreement primarily contributes to the failure of the Closing to have occurred by such time;

(c) by Purchaser or Seller pursuant to Section 9.4(b);

(d) by Seller upon a breach or violation of any representation, warranty, covenant or agreement on the part of Purchaser or PVR set forth in this Agreement, which breach or violation would result in the failure to satisfy the conditions set forth in Section 11.3(b) or Section 11.3(c) and, in any such case, such breach or violation shall be incapable of being cured by the Termination Date, or Purchaser or PVR shall not be using on a continuous basis all commercially reasonable efforts to cure in all material respects such breach or violation after the giving of written notice thereof by Seller to Purchaser of such violation or breach; and

(e) by Purchaser upon a breach or violation of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, which breach or violation would result in the failure to satisfy the conditions set forth in Section 11.2(b) or Section 11.2(c) and, in any such case, such breach or violation shall be incapable of being cured by the Termination Date, or Seller shall not be using on a continuous basis all commercially reasonable efforts to cure in all material respects such breach or violation after the giving of written notice thereof by Purchaser to Seller of such violation or breach.

Section 13.2 Effect of Termination.

In the event of any termination of this Agreement as provided in Section 13.1, the obligations of the Parties and PVR hereunder shall terminate and there shall be no liability on the part of any Party or PVR hereto with respect thereto, except for the provisions of Section 3.4 relating to legal fees, this Section 13.2 and Article XIV; provided, however, that in no case shall any Party or PVR be relieved or released from any liability or damages arising from a willful breach of any provision of this Agreement (including any failure to consummate the transactions contemplated by this Agreement unless an express condition to such Party’s or PVR’s obligation to consummate such transactions has not been satisfied).

ARTICLE XIV

GENERAL PROVISIONS

Section 14.1 Notice.

Any notice given pursuant to this Agreement shall be given in writing and delivered in person, by overnight courier (Fed-Ex, UPS or DHL) addressed as follows:

If to the Seller, to:

MeadWestvaco Corporation

180 Westvaco Road

Summerville, South Carolina 29483

Attn: Vice President Land Acquisition and Sales, Forestry Division

Tel: (843) 851-4708

with copies to:

Nelson Mullins Riley & Scarborough LLP

Liberty Center, Suite 600

151 Meeting Street

Charleston, South Carolina 29401

Attn: John B. Hagerty

Tel: (843) 853-5200

Corporate Secretary

Meadwestvaco Corporation

11013 West Broad Street

Glen Allen, Virginia 23060

Tel: (804) 327-6429

If to Purchaser, to:

Penn Virginia Operating Co., LLC

13905 Maccorkle Avenue E

One Carbon Center, Suite 100

Chesapeake, West Virginia 25315

Attention: Keith Horton

Tel: (423) 723-0233

with copies to:

Penn Virginia Resource Partners, L.P.

2550 East Stone Drive, Suite 200

Kingsport, Tennessee 37660

Attention: Gary Stover

Tel: (304) 949-5630

and

Penn Virginia Corporation

Three Radnor Corporate Center, Suite 300

Radnor, Pennsylvania 19087

Attention: Nancy M. Snyder, Esquire

Tel: (610) 687-2284

Such notices shall be deemed given at the time of delivery.

Section 14.2 Legal Holidays.

If any date herein set forth for the performance of any obligation by any Party, or for the delivery of any instrument or notice as herein provided, should be a Saturday, Sunday or legal holiday, the compliance with such obligation or delivery shall be deemed acceptable on the next day which is not a Saturday, Sunday or legal holiday. As used herein, the term “legal holiday” means any state or federal holiday for which financial institutions or post offices are generally closed in the State of New York for observance thereof.

Section 14.3 Further Assurances.

Each of the Parties and PVR shall execute such further Conveyance Instruments and such other documents, instruments of transfer or assignment (including a real estate excise Tax affidavit) and do such other acts or things as may be reasonably required or desirable to carry out the intent of the Parties and PVR hereunder and the provisions of this Agreement and the transactions contemplated hereby.

Section 14.4 Entire Agreement.

This Agreement (including the Exhibits and Schedules hereto), the Seller’s Disclosure Letter, the Confidentiality Agreement and any side letter between the Parties (which are incorporated herein by reference) and the other Transaction Documents constitute the entire agreement and understanding of the Parties and PVR and supersede any prior agreements or understandings, whether written or oral, among the Parties and PVR with respect to the subject matter hereof.

Section 14.5 Amendments; Waivers.

This Agreement may not be amended or modified in any manner other than by an agreement in writing signed by Seller and Purchaser or their respective successors or permitted assigns. No waiver under this Agreement shall be valid or binding unless set forth in a writing duly executed and delivered by the Party against whom enforcement of such waiver is sought. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Section 14.6 Confidentiality.

Except as otherwise provided herein, each Party and PVR will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information confidential in accordance with the terms of the Confidentiality Agreement.

Section 14.7 No Third Party Beneficiaries.

Nothing in this Agreement or any Ancillary Agreements, whether express or implied, is intended or shall be construed to confer upon or give to any Person, other than the Parties hereto and PVR, any rights, remedies or other benefits under or by reason of this Agreement.

Section 14.8 Severability of Provisions.

If any provision of this Agreement (including any phrase, sentence, clause, Section or subsection) is inoperative, invalid, illegal or unenforceable for any reason, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party or PVR. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 14.9 Governing Law.

THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, CONSTRUCTION, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 14.10 Counterparts.

This Agreement may be signed in any number of counterparts, each of which shall be deemed an original and, when taken together, shall constitute one agreement.

Section 14.11 Headings; Schedules and Exhibits.

(a) Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(b) The Schedules and Exhibits to this Agreement are incorporated into this Agreement.

Section 14.12 Construction.

This Agreement shall not be construed more strictly against one Party than against any other merely by virtue of the fact that it may have been prepared by counsel for one of the Parties, it being recognized that both the Seller and Purchaser have contributed substantially and materially to the preparation of this Agreement. When appearing in this Agreement, the term “including” shall be deemed to be immediately followed by the term “but not limited to.”

Section 14.13 Reimbursement of Legal Fees.

In the event any legal proceeding should be brought to enforce the terms of this Agreement or for breach of any provision of this Agreement, the non-prevailing party shall reimburse the prevailing party for all reasonable costs and expenses of the prevailing party (including its attorneys’ fees and disbursements).

Section 14.14 Assignment.

Neither Party shall assign this Agreement without the prior written consent of the other party. Any attempt to assign this Agreement without prior written consent (which consent shall not be unreasonably withheld) shall be void. This Agreement shall apply to and bind the heirs, executors, administrators, successors and permitted assigns of the respective parties.

ARTICLE XV

DEFINITIONS

Section 15.1 Definitions.

The terms set forth below shall have the following meanings:

“Affiliate” of any Person means another Person which, directly or indirectly, controls, is controlled by, or is under common control with, the first Person.

“Agreement” has the meaning specified in the Preamble.

“Allegheny Agreement” has the meaning specified in Section 8.2(c).

“Ancillary Agreements” has the meaning specified in Section 5.l(a).

“Apportionments” has the meaning specified in Section 2.3.

“Arbitration Notice” has the meaning specified in Section 8.5(b).

“Assumed Liabilities” has the meaning specified in Section 1.3.

“Board” has the meaning specified in Section 8.5(c).

“Books and Records” has the meaning specified in Section 8.4(a).

“Claims” means, with respect to the Purchased Assets, all claims, demands, investigations, causes of action, suits, defaults, assessments, litigation or other proceedings, including administrative proceedings, third party actions, arbitral proceedings and proceedings by or before any Governmental Authority.

“Claim Notice” has the meaning specified in Section 12.6(a).

“Closing” has the meaning specified in Section 3.1.

“Closing Date” has the meaning specified in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condemnation” means any condemnation proceeding filed or threatened in writing by any Governmental Authority or any exercise, by a Governmental Authority, of eminent domain powers (or notice of the exercise hereof) with respect to the Seller Land.

“Confidentiality Agreement” means the confidentiality agreement dated March 1, 2007 between Seller and PVR.

“Contract” means any agreement, lease, license, evidence of debt, mortgage, deed of trust, note, bond, indenture, security agreement, commitment, instrument, understanding or other contract, obligation or arrangement of any kind.

“Conveyance Instruments” means such deeds, assignments of leases and/or other instruments necessary or appropriate under applicable Laws to convey to Purchaser fee simple title to the Seller Land, in each case with covenants of limited or special warranty as to title.

“Conveyed Minerals” has the meaning specified in Section 1.1(a).

“Damages” has the meaning specified in Section 12.6(a).

“Damages Cap” has the meaning specified in Section 12.3(d).

“Deductible” has the meaning specified in Exhibit H.

“Deeds” has the meaning specified in Section 3.2(a)(iii).

“Defective Parcel” has the meaning specified in Section 9.4(b).

“Deleted Parcel” has the meaning specified in Section 9.4(b).

“Environmental Claim” means (i) any Release of Hazardous Substance discovered after the Closing Date but existing as of the Closing Date that requires Remediation under applicable Environmental Law as such Law existed on the Closing Date and (ii) any claim for indemnity for any breach of the representations and warranties of Section 6.3.

“Environmental Laws” means any U.S. federal, state or local Laws and the regulations promulgated thereunder, in existence on the date hereof, relating to pollution or protection of the environment or to threatened or endangered species, including the federal Endangered Species Act, Laws relating to wetlands protection, Laws relating to reclamation of land and waterways and Laws relating to emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the environment (including ambient air, surface water, ground water, soil, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

“Environmental Permits” means all permits approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local or foreign government or any court or any administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority.

“Hazardous Substances” means any chemical, compound, constituent, material, waste, contaminant (including petroleum, crude oil or any fraction thereof) or other substance, defined as hazardous or toxic, or otherwise regulated by any of the following Laws and regulations promulgated thereunder as amended from time to time prior to the Closing Date: (i) the Comprehensive Environmental Response, Compensation and Liability Act (as amended by the Superfund Amendments and Reauthorization Act), 42 U.S.C. § 9601 et seq.; (ii) the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq.; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; (iv) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; (v) the Clean Water Act, 33 U.S.C. § 1251 et seq.; (vi) the Clean Air Act, 42 U.S.C. § 1857 et seq.; and (vii) with respect to the Seller Land located in such States, all Laws of the States based on, or substantially similar to, the federal statutes listed in parts (i) through (vi) of this subparagraph.

“HSR Act” means the Hart-Scott-Rodino-Antitrust Improvements Act of 1976, as amended.

“Income Tax” or “Income Taxes” means all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including any capital gains, minimum taxes and any Taxes on items of preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes), (ii) net worth, capital or capital stock (including any corporate franchise, business activity, doing business or occupation Taxes), (iii) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in (i) above, or (iv) withholding taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

“Indemnitee” has the meaning specified in Section 12.6(a).

“Indemnitor” has the meaning specified in Section 12.6(a).

“Instrument of Assignment and Assumption” has the meaning specified in Section 1.3.

“Law” means any rule, regulation, statute, order, ordinance, guideline, code or other legally enforceable requirement, including state and federal laws or securities laws and laws of foreign jurisdictions.

“Lien” means any mortgage, lien, charge, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, assessment, adverse claim, levy, preference or priority or other security agreement of any kind or nature whatsoever (whether voluntary or involuntary, affirmative or negative (but excluding all negative pledges) and whether imposed or created by operation of law or otherwise) in, on or with respect to, or pledge of, any Purchased Assets, or any other interest in the Purchased Assets, designed to secure the repayment of debt or any other obligation, whether arising by Contract, operation of law or otherwise.

“Material Adverse Effect” means any event, occurrence, condition, fact or change that has a material and adverse effect on the operation, ownership, value or use to or by Purchaser of the Purchased Assets taken as a whole; provided, that (i) any changes in economic conditions in the timber industry, the forest products industry, the pulp and paper industry or the United States generally, (ii) any continuation of an adverse trend or condition which does not exclusively affect the Purchased Assets, (iii) any change in Law, rule or regulation or interpretations thereof applicable to Seller or Purchaser or (iv) any effect resulting from actions to be taken pursuant to this Agreement or any Ancillary Agreement, or which are primarily attributable to the announcement of this Agreement and the transactions contemplated hereby, shall not be considered when determining whether a “Material Adverse Effect” has occurred.

“Note Agreements” has the meaning specified in Section 7.5.

“Notifying Party” has the meaning specified in Section 8.5(b).

“Parties” has the meaning specified in the Preamble.

“Permits” has the meaning specified in Section 6.2(a).

“Permitted Exceptions” has the meaning specified in Section 1.2.

“Person” means an individual, partnership, limited partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

“Phase I Report” means an environmental site assessment with respect to the Seller Land prepared in accordance with the American Society for Testing and Materials E 1527-05 Standard Practice for Environmental Site Assessments and set forth on Exhibit G.

“Pre-Closing Tax Period” means a Tax period (or any portion thereof) ending on or prior to the Closing Date.

“Purchase Price” has the meaning specified in Section 2.1.

“Purchased Assets” has the meaning specified in Section 1.1.

“Purchased Contracts” has the meaning specified in Section 1.1(b).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Damages” has the meaning specified in Section 12.4(a).

“Purchaser Indemnitees” has the meaning specified in Section 12.4(a).

“PVR” has the meaning specified in the Preamble.

“Real Property Leases” has the meaning specified in Section 1.1(c).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, venting, dumping or disposing of Hazardous Substances into the environment, including, but not limited to, soil, surface water, groundwater or ambient air, whether intentional or unintentional.

“Regulatory Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment, (ii) foreign exchange or currency control or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Remediation” means (a) any remedial action, response or removal as those terms are defined in 42 U.S.C. § 9601 or (b) any “corrective action” as that term has been construed by Governmental Authorities pursuant to 42 U.S.C. § 6924.

“Remediation Standards” means the Remediation standards applicable under the Environmental Law that is the source of the obligation to conduct the Remediation. Remediation Standards applicable to the Seller Land are the least stringent Remediation Standards required by Environmental Law, taking into account the normal operating condition at the Seller Land prior to the Closing Date.

“SEC” means the Securities and Exchange Commission.

“Seller” has the meaning specified in the Preamble.

“Seller Damages” has the meaning specified in Section 12.3(a).

“Seller Indemnitees” has the meaning specified in Section 12.3(a).

“Seller Land” has the meaning specified in Section 1.1(a). Geographic information system maps describing the Seller Land are included on Schedule A.

“Seller’s Disclosure Letter” has the meaning specified in the Preamble to Article V.

“Seller’s Knowledge” means actual knowledge possessed by the Persons set forth on Exhibit I.

“Subsidiary” means, with respect to any Person, any other Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by such Person or (ii) such Person is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of the other Person.

“Survival Period” has the meaning specified in Section 12.1.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, ad valorem, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other Tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Termination Date” has the meaning specified in Section 13.1(b).

“Title Commitment” means a commitment for issuance of a Title Policy by First American Title Insurance Company.

“Title Defect” has the meaning specified in Section 9.4(a).

“Title Policies” has the meaning specified in Section 9.3(a).

“Title Review Period” has the meaning specified in Section 9.4(a).

“Transaction Documents” means this Agreement and any Exhibits or Schedules thereto or other documents referred to therein and the Ancillary Agreements.

“Transfer Taxes” has the meaning specified in Section 3.4.

“Treasury Regulations” means the treasury regulations (including temporary regulations) promulgated by the U.S. Department of Treasury with respect to the Code.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Seller and Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

MEADWESTVACO CORPORATION

By:	/s/ James A. Buzzard
Name:	James A. Buzzard
Title:	President

PENN VIRGINIA OPERATING CO., LLC

By:	/s/ Keith D. Horton
Name:	Keith D. Horton
Title:	President & Chief Operating Officer

JOINDER

The undersigned hereby joins this Purchase and Sale Agreement for the purposes of agreeing to perform the obligations and accept the rights under Article VII, Article XII, Section 13.2 and Article XIV.

PENN VIRGINIA RESOURCE PARTNERS, L.P.

By:	Penn Virginia Resource GP, LLC,
its General Partner

By:	/s/ Keith D. Horton
Name:	Keith D. Horton
Title:	Co-President & Chief Operating Officer

SELLER’S DISCLOSURE LETTER

Section 5.5	Consents and Approvals

Section 5.6(a)	Litigation

Section 5.7	Taxes

Section 5.8(a)	Contracts

Section 6.3(c)	Endangered Species

Section 6.5	Real Property Lease Disclosures